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Exhibit 11

CASCADE CORPORATION

COMPUTATION OF EARNINGS PER SHARE

(Unaudited—in thousands except per share data)

	Quarter Ended April 30
	2001			2000
	Income (Numerator)	Shares (Denominator)	Per Share Amount	Income (Numerator)	Shares (Denominator)	Per Share Amount
Net income	$4,928			$5,171
Less: preferred stock dividend	—			80

BASIC EPS
Income available to common shareholders	4,928	11,440	$0.43	5,091	11,440	$0.45

Effect of dilutive securities		53
Mandatorily redeemable convertible preferred stock	—	800		80	800

DILUTED EPS
Income available to common shareholder plus assumed conversions	$4,928	12,293	$0.40	$5,171	12,240	$0.42

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Exhibit 11
CASCADE CORPORATION COMPUTATION OF EARNINGS PER SHARE (Unaudited—in thousands except per share data)